02053152

VF 12-3-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51651

FV 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROCKBRIDGE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8001 IRVINE CENTER DRIVE, SUITE 1035
(No. and Street)

IRVINE, CALIFORNIA 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HIGGINS, III — 949-585-0033
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC.
(Name — *if individual, state last, first, middle name*)

18500 VON KARMAN, SUITE 560 IRVINE, CA 92612-0540
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FV

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Higgins, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockbridge Securities, Inc., as of August 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Wm Higgins
Signature

President
Title

Linda Martinez
Notary Public

LINDA MARTINEZ
Commission # 1340000
Notary Public - California
Orange County
My Comm. Expires Feb 13, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKBRIDGE SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2002

CONTENTS

instinct.insight.impact. STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Rockbridge Securities, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Rockbridge Securities, Inc. as of August 31, 2002, and the related statements of operations, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockbridge Securities, Inc. as of August 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the accompanying financial statements, the Company has 88% of its commission income and 100% of its management fees relating to the sale of one limited partnership interest and had $125,035 of its total operating expenses reimbursed relating to the sale of the limited partnership interest and had a net capital deficit as of August 31, 2002 totaling $6,317. The concentration of revenue raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
October 23, 2002

Santa Monica	Irvine	San Francisco	Walnut Creek
1620 26th St., Suite 400 South	18500 Von Karman Ave., Suite 560	655 Montgomery St., Suite 1220	2121 N. California Blvd., Suite 900
Santa Monica, CA 90404-4041	Irvine, CA 92612-0540	San Francisco, CA 94111-2646	Walnut Creek, CA 94596-7306
Tel: (310) 453-9400	Tel: (949) 653-9400	Tel: (415) 981-9400	Tel: (925) 938-9400
Fax: (310) 453-1187	Fax: (949) 833-3582	Fax: (415) 391-2310	Fax: (925) 930-0107

www.sjaccounting.com

ROCKBRIDGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – AUGUST 31, 2002

ASSETS

Current assets:		
Cash and cash equivalents	$ 10,605	
Commissions receivable	17,556	
Total current assets		$ 28,161

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities -		
Accounts payable and accrued expenses		$ 11,922
Commitment and contingencies		–
Shareholder's equity:		
Common stock; no par value, 100,000 shares authorized, 50,000 shares issued and outstanding	$ 19,901	
Accumulated deficit	(3,662)	
Total shareholder's equity		16,239
		$ 28,161

See accompanying independent auditors' report and notes to financial statements.

ROCKBRIDGE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED AUGUST 31, 2002

Revenue:	
Commission income	$ 546,860
Management fees under management fee agreement	125,305
Total revenue	672,165
Operating expenses:	
Employee compensation and benefits	514,513
Expenses under management fee agreement	125,305
Other general and administrative expenses	55,383
Total operating expenses	695,201
Loss from operations	(23,036)
Other income:	
Interest income	237
Loss before provision for income taxes	(22,799)
Provision for income taxes	-
Net loss	$ (22,799)

See accompanying independent auditors' report and notes to financial statements.

ROCKBRIDGE SECURITIES, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

YEAR ENDED AUGUST 31, 2002

	Common stock Shares	Common stock Amount	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
Balance at September 1, 2001	50,000	$ 19,901	$ 19,137	$ 39,038
Net loss for the year ended August 31, 2002	-	-	(22,799)	(22,799)
Balance at August 31, 2002	50,000	$ 19,901	$ (3,662)	$ 16,239

See accompanying independent auditors' report and notes to financial statements.

ROCKBRIDGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED AUGUST 31, 2002

Cash flows used for operating activities:		
Net loss		$ (22,799)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets -		
commissions receivable	$ 6,811	
Increase (decrease) in liabilities -		
accounts payable and accrued expenses	3,922	
Total adjustments		10,733
Net decrease in cash and cash equivalents		(12,066)
Cash and cash equivalents, beginning of year		22,671
Cash and cash equivalents, end of year		$ 10,605
Supplemental disclosure of cash flow information:		
Interest paid		$ -
Income taxes paid		$ -

See accompanying independent auditors' report and notes to financial statements.

ROCKBRIDGE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2002

(1) Summary of Significant Accounting Policies:

Nature of Business:

The accompanying financial statements include Rockbridge Securities (the "Company"), organized under the laws of the State of California during September 1998. The Company is registered with the Securities and Exchange Commissions ("SEC") as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934, and in connection with these activities, holds no funds or securities for customers. The Company is a member of the National Association of Security Dealers and Securities Investor Protection Corporation with an office located in Irvine, California.

Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the accompanying financial statements, the Company has 88% of its commission income and 100% of its management fees relating to the sale of one limited partnership interest and had $125,035 of its total operating expenses reimbursed relating to the sale of the limited partnership interest, which raises substantial doubt about its ability to continue as a going concern. Management is under the assumption that future revenue generated from ongoing business will be sufficient for the Company to continue as a going concern. Subsequent to identifying the net capital deficiency as of August 31, 2002, management will contribute capital sufficient to fund the deficiency.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Commission income arises from sales of limited partnership units ("LPUs") and is recorded at the time all requirements for investment are met and the transaction is settled, which occurs upon cash being received and deposited by the Company.

Management fees arise from a management fee agreement (see Note 4) and are recorded at the time the services are performed and earned.

(1) Summary of Significant Accounting Policies, Continued:

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents, which are not securing any corporate obligations.

Fair Value:

The carrying value of the Company's current assets and current liabilities approximate the fair value due to the relatively short maturity of these instruments.

Concentration of Credit Risk:

The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances could exceed FDIC insured levels at various times during the year.

Income Taxes:

The Company files its income tax returns on a fiscal year basis ending August 31. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

(2) Commissions Receivable:

As of August 31, 2002, commissions receivable totaling $17,556 consists of commissions earned relating to certain sales of LPUs (see Note 4). As of August 31, 2002, all commissions receivable are deemed collectible.

(3) Income Taxes:

The components of the provision for income taxes as of August 31, 2002 is as follows:

Current tax expense:	
U.S. Federal	$ –
State and local	–
Total current tax expense	$ –

STONEFIELD JOSEPHSON, Inc.

(3) Income Taxes, Continued:

Deferred tax expense:	
U.S. Federal	$ -
State and local	-
Total deferred tax expense	-
Total tax provision from operations	$ -

At August 31, 2002, the Company had net carryforward losses of approximately $3,700.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. As of August 31, 2002, the Company had a deferred tax asset of approximately $1,250, which has been fully reserved for.

(4) Commitments and Contingencies:

Securities Sales Agreement

On May 8, 2000, the Company entered into a Securities Sales Agreement with Silverstar Productions, Inc. ("Silverstar"), to act as an agent to conduct its securities business and to solicit applications for securities and investments offered through and by the Company. The agreement may be terminated by either party, without cause, by giving written notice to the other party. Silverstar has agreed to pay the Company a commission based on equity raised and a management fee under an expense agreement.

Expense Agreement

Silverstar and the Company have entered into an expense agreement where the Company has agreed to sell limited partnership interest in direct participation programs for which Silverstar will be the General Partner. In exchange, Silverstar agrees to pay the expenses of the Company. Expenses to be paid include salaries, rent, and other various operating expenses of the Company. For the year ended August 31, 2002, the reimbursed expenses under the management fee agreement totaled $125,305, which the Company recorded as management fees. The agreement may be terminated by either party, without cause, by giving written notice to the other party.

Concentration of Revenue

Sales of limited partnership interest in one entity accounted for approximately $480,000 or 88% of the commission income for the year ended August 31, 2002.

(5) Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of August 31, 2002, the Company had a deficit of net capital of $1,317, which was $6,317 in deficit of its required net capital of $5,000. The Company's net capital ratio was (9.05) to 1 at August 31, 2002.

instinct. insight. impact.
STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Rockbridge Securities, Inc.
Irvine, California

We have audited the accompanying financial statements and supplemental information of Rockbridge Securities, Inc. as of and for the year ended August 31, 2002, and issued our report thereon dated October 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 to 14 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
October 23, 2002

Santa Monica
1620 26th St., Suite 400 South
Santa Monica, CA 90404-4041
Tel: (310) 453-9400
Fax: (310) 453-1187

Irvine
18500 Von Karman Ave., Suite 560
Irvine, CA 92612-0540
Tel: (949) 653-9400
Fax: (949) 833-3582

San Francisco
655 Montgomery St., Suite 1220
San Francisco, CA 94111-2646
Tel: (415) 981-9400
Fax: (415) 391-2310

Walnut Creek
2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
Tel: (925) 938-9400
Fax: (925) 930-0107

www.sjaccounting.com

ROCKBRIDGE SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

YEAR ENDED AUGUST 31, 2002

	Amount per auditors' calculation	Unaudited amounts reported by broker	Difference
Total shareholder's equity from statement of financial condition	$ 16,239	$ 26,200	$ (9,961)
Deductions and/or changes:			
Commissions receivable	17,556	17,556	-
Other assets	-	13	(13)
Deductions and/or changes	17,556	17,569	(13)
Total net capital (deficiency)	(1,317)	8,631	(9,948)
Minimum net capital required	(5,000)	(5,000)	-
Net capital (deficiency)	$ (6,317)	$ 3,631	$ (9,948)
Total aggregate indebtedness included in statement of financial condition	$ 11,922	$ 1,921	$ -
Ratio of aggregate indebtedness to net capital	(9.05) to 1	22 to 1	

STONEFIELD JOSEPHSON, Inc.

instinct. insight. impact. STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Rockbridge Securities, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of Rockbridge Securities, Inc. for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c-3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

a) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

b) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

c) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Santa Monica
1620 26th St., Suite 400 South
Santa Monica, CA 90404-4041
Tel: (310) 453-9400
Fax: (310) 453-1187

Irvine
18500 Von Karman Ave., Suite 560
Irvine, CA 92612-0540
Tel: (949) 653-9400
Fax: (949) 833-3582

San Francisco
655 Montgomery St., Suite 1220
San Francisco, CA 94111-2646
Tel: (415) 981-9400
Fax: (415) 391-2310

Walnut Creek
2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
Tel: (925) 938-9400
Fax: (925) 930-0107

www.sjaccounting.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
October 23, 2002

ROCKBRIDGE SECURITIES, INC.

SCHEDULES NOT INCLUDED IN AUDIT PACKAGE

YEAR ENDED AUGUST 31, 2002

The following schedules are not applicable to Rockbridge Securities, Inc.:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:
   Rockbridge Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3:
   Rockbridge Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

3. A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3:
   Rockbridge Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

4. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation:
   Rockbridge Securities, Inc. has no subsidiaries.